NeoMedia Technologies, Inc.
                          2201 Second Street, Suite 600
                            Fort Myers, Florida 33901
                                 (239) 337-3434


November 9, 2005

Mr. Adam Halper
United States Securities and Exchange Commission
100 F Street
Mail Stop 4561
NE Washington, D.C. 20549

Dear Mr. Halper:

In regards to your verbal discussion with Ronnie Haligam at Kirkpatrick & Lockhart, LLP, NeoMedia would like to point out the changes that were made to the final S-4 edgarized version verses the courtesy copy that was provided to you via FedEx on November 4, 2005. All page numbers referenced correspond with the page numbers assigned to the final edgarized version. The following items were changed and/or added:

      1.    On the cover page, the file date was changed to December 7, 2005

      2. On Page 25, under the "comparative per share data" section, the table header was changed from "Year Ended July 31, 2004" to "Year Ended July 31, 2005"

      3. On Page 39, the 5th bullet point under the section "BSD's representations and warranties must be true and correct as of the date the merger is to be completed as if made at and as of such time except:" the date was changed from July 31, 2004 to July 31, 2005

      4. On Page 39, the 6th bullet point under the section "BSD's representations and warranties must be true and correct as of the date the merger is to be completed as if made at and as of such time except:" the date was changed from July 31, 2004 to July 31, 2005

      5. On Page 97, under the section "Net Cash From Operations," a decrease of $25,000, or 18.7% was changed to "a decrease of $24,000, or 18.3%"

      6. On Page 97, under the section "Net Cash From Investing," a decrease of $16,000, or 48% was changed to "a decrease of $16,000, or 49%"

      7. On Page 105, under the caption "EXPERTS," under paragraph 5, the first sentence was changed from "The audited consolidated financial statements of Mobot, Inc. for the years ended December 31, 2004 and 2003 have been audited by Stonefield Josephson, Inc.," to "The audited consolidated financial statements of Mobot, Inc. (a development stage company) for the year ended December 31, 2004 and for the period from September 8, 2003 (date of inception) to December 31, 2003 have been audited by Stonefield Josephson, Inc.,"

      8. Page F-71 "Pro-foma Condensed Combined Balance Sheet June 30, 2005" was added

      9.    Page F-72 "Pro-forma adjustments" was added

      10. Page F-73 "Pro-forma Combined Condensed Statement of Operations For the Six Months Ended June 30, 2005" was added

      11.   Page F-74 notes the Statement of Operations was added

      12. Exhibit 23.1 "CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" was added

      13. Exhibit 23.4 "CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" was added

Sincerely,

/s/ David A. Dodge
Chief Financial Officer

cc:   Clayton E. Parker, Esquire
      Kirkpatrick & Lockhart LLP